Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd

3rd Floor, Borough A, Block A. No. 181

South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

Dear Shareholder:

On behalf of the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”), we cordially invite you to attend our special meeting of the shareholders of the Company (the “Special Meeting”) to be held at 10:00 a.m. local time, on May 21, 2018 at the following address:

Kingtone Wirelessinfo Solution Holding Ltd 3rd Floor, Borough A, Block A. No.181, South Taibai Road Xi’an, Shaanxi Province People’s Republic of China 710065

The accompanying notice of the Special Meeting (the “Notice”) describes the formal business to be transacted at the Special Meeting. Our directors and officers will be present to respond to appropriate questions from shareholders.

We know that many of our shareholders might not be able to attend the Special Meeting in person.  We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Special Meeting. Whether or not you plan to attend the Special Meeting, please take the time now to read the Notice and vote via the Internet or by telephone or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting.  You may also revoke your proxy or voter instructions before or at the Special Meeting.  Regardless of the number of the number of shares you own, your vote is very important and your presence in person or by proxy is important for quorum purposes.

Thank you for your continuing interest in Kingtone Wirelessinfo Solution Holding Ltd.  We look forward to seeing you at the Special Meeting.

If you have any questions about the Special Meeting, please contact us at Kingtone Wirelessinfo Solution Holding Ltd 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065; Attn: Mr. Frank Wang.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li
Chairman of the Board

Kingtone Wirelessinfo Solution Holding Ltd

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on May 21, 2018

April 24, 2018

To the Shareholders of Kingtone Wirelessinfo Solution Holding Ltd:

Notice is hereby given that a special meeting of shareholders (the “Special Meeting”) of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”), a company incorporated under the laws of the British Virgin Islands, will be held on Monday, May 21, 2018, at 10:00 a.m., China Time, at the office of Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 for the following purposes:

I.	To (i) approve the exchange of the Company’s assets with assets of C Media Limited (the “Asset Exchange”) pursuant to that Asset Exchange Agreement, dated January 25, 2018, by and between the Company and C Media Limited (the “Asset Exchange Agreement”), and (ii) ratify, confirm and approve the entering into by the Company of the Asset Exchange Agreement;

II.	To approve (items A to K below being, collectively, the “Capital Reorganisation”) that:

A.	the number of shares that the Company is authorized to issue be and is hereby increased from 100,000,000 shares to 251,000,000 shares (the “Increase”);

B.	immediately following the Increase, (i) 250,000,000 of the authorized and unissued shares of the Company and all of the currently issued shares of the Company (including 714,375 issued shares represented by an equal number of American Depositary Shares) be and are hereby re-classified and re-designated into ordinary shares of the Company (“Ordinary Shares”), and (ii) 1,000,000 of the authorized and unissued shares of the Company be and are hereby re-classified and re-designated into preferred shares of the Company (“Preferred Shares”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of the Company;

C.	subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

	(a)	the right to one vote per Ordinary Share at a meeting of the members or on any resolution of members;

	(b)	the right to an equal share in any distribution paid by the Company; and

	(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

D.	subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

	(a)	the right to 399 votes per Preferred Share at a meeting of the members or on any resolution of members;

	(b)	the right to an equal share in any distribution paid by the Company;

	(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

	(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions, subject to Applicable Law; and

	(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion of such Preferred Share(s) into Ordinary Share(s);

E.	Clauses 5, 6 and 8 of the existing memorandum of association of the Company be deleted in their entirety and replaced in substitution therefor with the following:

	“5.	AUTHORISED NUMBER OF SHARES

The Company is authorized to issue a maximum of 251,000,000 shares without par value”

	“6.	CLASSES, NUMBER AND PAR VALUE OF SHARES

As at the date of adoption of these Articles, the Company is authorized to issue (a) 250,000,000 ordinary shares without par value (“Ordinary Shares”); and (b) 1,000,000 preferred shares without par value (“Preferred Shares”).”

	“8.	RIGHTS, PREFERENCES AND PRIVILEGES ATTACHING TO SHARES

	(1)	Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

	(a)	the right to one vote at a meeting of the Members or on any Resolution of Members;

	(b)	the right to an equal share in any Distribution paid by the Company; and

	(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

	(2)	Subject to the articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

	(a)	the right to 399 votes at a meeting of the Members or on any Resolution of Members;

	(b)	the right to an equal share in any Distribution paid by the Company;

	(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

	(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions, subject to Applicable Law; and

	(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion of such Preferred Share(s) into Ordinary Share(s);

	(3)	The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to the Articles.”;

F.	the definition of “shares” in article 1 of the existing articles of association be deleted in its entirety;

G.	the following defined terms be incorporated in alphabetical order into the articles of association:

	Applicable Law	all Laws, including those of a jurisdiction in or outside of the United States, applicable to the Private or Public Transactions

	Automatic Conversion	each Preferred Share shall be automatically converted at any time after issue and without the payment of any additional sum into an equal number of fully paid Ordinary Shares upon the conclusion of any transfer by Mr. Xuesong Song to any third party through one or more Public Transactions

	Mr. Xuesong Song	the founder, a director and Chairman of LK Technology Ltd.

	Ordinary Share(s)	issued or unissued ordinary shares of no par value of the Company having the rights, preferences and privileges set out in the Memorandum

	Private Transaction(s)	transactions that are not considered as a Public Transaction

	Public Transaction(s)	transactions through any national securities exchanges and/or through the automated quotation system including but not limited to NASDAQ, NYSE (including NYSE American) or OTC Markets, or any transaction executed by the broker or with a market maker

	Preferred Share(s)	issued or unissued preferred shares of no par value of the Company having the rights, preferences and privileges set out in the Memorandum

	Shares	Ordinary Shares and/or Preferred Shares, as the case may be

H.	the name of the Company be and is hereby changed to “Luokung Technology Co.”, subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands);

I.	any Director or Officer of the Company (individually an “Authorised Signatory”, and, collectively the “Authorised Signatories”) or the registered agent of the Company be and is hereby be and is hereby authorized and directed to apply to reserve the above name with the Registrar of Corporate Affairs (British Virgin Islands) and, subject to the approval under resolution (8) above being obtained, the Registered Agent of the Company be and is hereby authorized and directed to make the above name change application to the Registrar of Corporate Affairs (British Virgin Islands) and to take any and all other actions which may be necessary or desirable to effect the change of name of the Company;

J.	subject to approval of the same by the Members of the Company, the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended and Restated M&A”) attached hereto as Exhibit A be and is hereby adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company; and

K.	the registered agent of the Company is hereby authorized and directed to file the Amended and Restated M&A in prescribed form with the Registrar of Corporate Affairs in the British Virgin Islands in accordance with Sections 13 and 40 of the BVI Business Companies Act, 2004 as amended, respectively;

III.

To approve the issuance of (i) 185,412,599 Ordinary Shares, to C Media Limited and/or its designees (as nominated by C Media) and (ii) 1,000,000 Preferred Shares to Mr. Xuesong Song, pursuant to the terms of the Asset Exchange Agreement (the “New Share Issuance”);

IV.	To approve (i) the cancellation by the Company of its American Depositary Share (“ADS”) program and the de-listing by the Company of its ADSs from the NASDAQ Capital Market (the “ADS De-Listing”), (ii) the listing of the Company’s Ordinary Shares on the NASDAQ Capital Market; and (iii) the Authorized Persons to execute and file, in the name and on behalf of the Company, a listing application and agreement for the quotation of the Ordinary Shares on the NASDAQ Capital Market and to furnish such information and take any and all further action and execute and file any and all other applications and agreements as may be required for the NASDAQ’s approval of the ADS De-Listing and the listing of the Ordinary Shares on the NASDAQ Capital Market (the “Substitution Listing”);

V.

To authorize the Authorized Signatories of the Company to execute all such documents and to do all such things as the directors may deem necessary to give effect to the Asset Exchange the Asset Exchange Agreement, the Capital Reorganisation, the New Share Issuance, the ADS De-Listing, the Substitution Listing and all the transactions set above in this notice or contemplated hereby or required to give effect thereto; and

VI.	To elect each of Xuesong Song, Kegang Peng, Jin Shi, Dennis Galgano, Jiming Ha and Zhihao Xu as a new director of the Company (the “New Directors”), effective upon the closing of Asset Exchange Agreement and until the next stockholders’ meeting or such time as such director resigns or is removed and his/her successor is appointed.

VII.	If necessary:

To instruct the chairman of the Special Meeting to adjourn the Special Meeting for the purpose of soliciting additional proxies if there are insufficient proxies received at the time of the Special Meeting to pass resolutions I to V above.

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on April 26, 2018 as the record date for determining the shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof (the “Record Date”).

A copy of the Asset Exchange Agreement was filed as Exhibit 99.1 to the Company’s current report on Form 6-K with United States Securities and Exchange Commission (the “SEC”) on April 10, 2018, which supersedes in its entirety of Exhibit 4.13 to the Company’s annual report on Form 20-F filed with the SEC on February 9, 2018. After careful consideration, the Board of Directors recommends that you vote IN FAVOR OF the Asset Exchange, IN FAVOR OF the Capital Reorganisation, IN FAVOR OF the New Share Issuance, IN FAVOR OF the approval of the ADS De-Listing and Substitution Listing, IN FAVOR OF the election of New Directors of the Company, and IN FAVOR OF the instruction to the chairman of the Special Meeting to adjourn the Special Meeting if there are insufficient proxies received at the time of the Special Meeting to pass resolutions I to VI.

It is important that your shares are represented at the Special Meeting.  Whether or not you plan to attend the Special Meeting in person, we urge that you vote your shares promptly by casting your vote via the Internet or by telephone, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or voter instructions card in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.  You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Special Meeting, or by voting in person at the Special Meeting. The shares represented by all properly executed proxies returned to the Company will be voted at the Special Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card. Where the chairman of the Special Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.

If your shares are not registered in your own name and you would like to attend the Special Meeting, please follow the instructions forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it.  This will enable you to gain admission to the Special Meeting and vote in person.

By Order of the Board of Directors,

April 24, 2018	/s/ Zhuoyu Li
Zhuoyu Li, Chairman of the Board

FORWARD-LOOKING STATEMENTS

This proxy statement may include forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects, both business and financial. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in the Company’s filings with the SEC. Many of the forward-looking statements contained herein may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make herein are set forth in other reports or documents that we file from time to time with the SEC.

Summary of Company’s Business After Consummation of Asset Exchange

On a post-transactional basis, the Company will hold all of the issued and outstanding capital stock or equity interests of LK Technology Ltd. (“LK Technology”) and its wholly-owned subsidiaries, MMB Limited and Mobile Media (China) Limited and their respective subsidiaries, which hold the rights to deploy Wi-Fi systems on about 700 trains in China, including 286 trains in which Wi-Fi systems have already been installed and are in operation. The Company will also have all rights associated with the core mobile application of technologies held by LK Technology, the LuoKuang online entertainment and social platform (“LuoKuang”), including APP, a series of supporting software for servers, and Wi-Fi hardware and equipment on the trains. The LuoKuang platform has 5 patents and about 10 software copyrights, and will serve as a content and service distribution platform tailored for particular travel stages and featuring geographic location and social interaction. The content and services distributed by LuoKuang contain information, entertainment, travel, e-commerce, OTO, advertisement and marketing features.

LuoKuang mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. The main services contain entertainment services (video and audio, digital reading, and games tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through casual and random social interaction among strangers based in travel locations). As of December 31, 2017, the LuoKuang platform featured about 38 million users.

The LuoKuang user growth strategy is to access users through the travelers’ use of mobile devices in connection with long-distance train travel. Through deploying Wi-Fi systems on the train and providing free Wi-Fi access to passengers, LuoKuang is able to have consistent access to long distance travelers. The Wi-Fi systems on trains have become a powerful user portal at the early stage of the LuoKuang platform and have gained substantial user traffic. We believe that LK Technology will be in a leading position in terms of the number of trains with which it has contracted and trains in operation with our free Wi-Fi system. LK Technology anticipates having its Wi-Fi system installed on approximately 600 trains, covering 420 million passenger trips per year, by the end of 2018. LK Technology has the contractual rights to install rail Wi-Fi on about 700 trains, which could cover almost 560 million passenger trips per year, if and after they are fully installed.

LuoKuang is positioned to provide API interface services and geographic information social services. The API interface services are the typical B-C model. LuoKuang pushes the content and services from third-party service providers to users. The geographic information social services use the C-C model. The local business, service practitioners, residents, and foreign travelers are all defined as a “user” and may participate in social interactions based on local value information and generate UGC content. The so-called local value information is defined as information, views, evaluation, and experience sharing related to the local lives and customs, native products, entertainment, food, tourism and activities.

The sources of revenue for LK Technology are advertising and marketing promotion revenues, revenues flowing from joint operation with third parties and revenues from other value-added services.